Apex Critical Metals Expands Strategic Focus with

U.S. Critical Minerals Property Acquisition

Vancouver, British Columbia - September 3, 2025 - Apex Critical Metals Corp. ("Apex" or the "Company") (CSE: APXC | OTCQX: APXCF | FWB: KL9), a Canadian mineral exploration company focused on strategic metals vital to global supply chains, is pleased to provide an update on a corporate initiative to expand its holdings within the U.S.A. as part of a broader positioning within the North American critical minerals sector.

The Company, via a local agent, has acquired rights to explore and options to purchase a 2,407- acre midwestern U.S.-based property package it considers highly prospective for rare earth elements (REE) and critical mineral mineralization based on a historic exploration data set available to the Company. The project covers a large portion of a rare metal complex which has been known for more than 50 years but remains largely underexplored. Dahrouge Geological Consulting Ltd. ("Dahrouge") has been retained to review the historical exploration data and provide recommendations going forward.

CEO of Apex Critical Metals, Sean Charland, states: "I've personally worked with Jody Dahrouge and his team for more than two decades, with several years spent evaluating rare earth element exploration opportunities. Over the past year, in addition to our collaborations in Canada (Cap Project), we've focused our efforts on a particular district in the US that we believe holds significant potential for rare earth and niobium discoveries. The recent shifting of government priorities and industrial demand forecasts aligns well with the highly prospective portfolio we are building at Apex."

The property package to-date totals 2,407 acres, and the Company acquired the rights to explore, as well as an option to purchase the mineral interest in respect of the properties, or an aggregate purchase price of CAD $567,472.84. The Company shall have the option to purchase the mineral interest in respect of the properties by paying the sum of US$10,000 per acre. If the option is exercised by the Company, an aggregate 2.5% net smelter return ("NSR") royalty is payable, with Apex retaining the right to repurchase 0.25% of the NSR for US$500,000.

Rare Earth Supply Chain Dynamics

This acquisition comes at a time of unprecedented investment in U.S. rare earths. On July 10, 2025, the U.S. Department of Defense announced a US$400 million equity stake in MP Materials Corp.¹, operator of the Mountain Pass mine, in a deal that also included a decade-long guaranteed pricing arrangement for permanent magnets used in defense applications. Just days later, Apple Inc. signed a US$500 million multi-year supply agreement with MP Materials, marking one of the largest corporate commitments to a U.S.-based rare earth producer in history.

The urgency is reinforced by the U.S. Geological Survey's 2025 Mineral Commodity Summaries, which note that the U.S. is 100% import-dependent for 12 critical minerals, including rare earths and niobium.2 In 2024, U.S. consumption of rare earths was approximately 8,800 metric tons REO (Rare Earth Oxides) equivalent, while domestic mine production at Mountain Pass was ~43,000 tons, almost all shipped to China for refining. For niobium, more than 90% of global supply comes from Brazil, with the U.S. having no domestic production.3 Apex's move into the U.S. market is aligned with government priorities to reduce reliance on foreign sources of these essential inputs.

Governments across the allied world are reshaping policy to meet these challenges. In Canada, Prime Minister Mark Carney has proposed that investments in critical minerals development be counted toward NATO defense commitments - a framework that could channel billions into mining and processing as part of national security obligations.⁴ In the United States, the Department of Defense has already backed MP Materials and Lynas Rare Earths' Texas processing facility, with analysts expecting further Defense Production Act funding to be deployed in the coming months.5,6 Meanwhile, China has extended its production quota system to imported rare earth concentrates, a move that could create new bottlenecks for global supply.7 Together, these shifts highlight both the risks of foreign dependence and the opportunity for companies like Apex to play a meaningful role in building secure supply chains across North America.

The Company also notes increased validation from peer activity. Earlier this year, Critical Metals Corp. secured a 10-year offtake agreement with Greenland's Tanbreez project, ensuring future REE feed for allied markets.8 Energy Fuels Inc. recently produced the first kilogram of 99.9% pure dysprosium oxide ever refined in the U.S., a milestone for heavy rare earth separation outside of Asia.9

With assets spanning British Columbia, Ontario, Quebec, and now the United States, Apex is establishing itself as a continental critical minerals company. The Company's portfolio is built around carbonatite systems; the same rock type hosting such world-class deposits as Araxá in Brazil, Bayan Obo in China, Niobec in Canada, and Mountain Pass in the USA. Apex will provide further updates as the Company finalizes its property acquisitions and exploration progresses.

Cautionary Statement Regarding Project Disclosure:

The references herein to market trends and resource projects other than those held by the Company are for informational purposes only and based only on publicly available information. The Company urges readers to conduct their own review of any of the third-party information contained herein, including its relevance to the business of the Company, prior to making an investment decision in respect of the Company. Mineral exploration and development are highly speculative and are characterized by a number of significant inherent risks, which may result in the inability to successfully develop projects for commercial, technical, political, regulatory or financial reasons, or if successfully developed, may not remain economically viable for their mine life owing to any of the foregoing reasons. The Company's mineral resource prospects are at an early stage and there is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

For a more comprehensive overview of the risks related to the Company's business, please review the Company's continuous disclosure documents, each filed under the Company's profile at www.sedarplus.ca.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (Engineers and Geoscientists British Columbia Licence #48336), Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

References

1 MP Materials - MP Materials Announces Transformational Public-Private Partnership with the Department of Defense to Accelerate U.S. Rare-Earth Magnet Independence. Available at https://investors.mpmaterials.com/investor-news/news-details/2025/MP-Materials-Announces- Transformational-Public-Private-Partnership-with-the-Department-of-Defense-to-Accelerate- U-S--Rare-Earth-Magnet-Independence/default.aspx?utm_source=chatgpt.com

2 U.S. Geological Survey - Mineral Commodity Summaries 2025 (Net Import Reliance, Rare Earths & Niobium). Available at https://doi.org/10.3133/mcs2025.

3 USGS Niobium (Columbium) Statistics - Mineral Commodity Summaries 2025. Available at https://pubs.usgs.gov/periodicals/mcs2025/mcs2025-niobium.pdf.

4 Carney says Canada will meet NATO spending target by developing critical minerals - Canadian Press via APTN News (June 24, 2025). https://www.aptnnews.ca/national-news/carney-says-canada- will-meet-new-nato-spending-target-by-developing-critical-minerals/

5 U.S. Department of Defense - Office of Strategic Capital Announces First Loan Through DoD Agreement With MP Materials to Secure Critical Materials Supply Chain (Aug 10, 2025). https://www.defense.gov/News/Releases/Release/Article/4270722/office-of-strategic-capital- announces-first-loan-through-dod-agreement-with-mp/

5 U.S. Department of Defense - DoD Announces Rare Earth Element Award to Strengthen Domestic Industrial Base (Lynas USA heavy rare earths processing, Texas) (Feb 1, 2021). https://www.defense.gov/News/Releases/Release/Article/2488672/dod-announces-rare-earth- element-award-to-strengthen-domestic-industrial-base/

6 Developing Rare Earth Processing Hubs: An Analytical Approach - Center for Strategic and International Studies, July 30, 2025. https://www.csis.org/analysis/developing-rare-earth-processing-hubs- analytical-approach

7 China tightens grip over rare earth supply quotas - Reuters (Aug 22, 2025). https://www.reuters.com/world/china/china-tightens-grip-over-rare-earth-supply-quotas-2025- 08-22/

8 Critical Metals Corp. secures 10-year offtake deal to supply heavy rare earths to U.S. plant - Mining.com (August 27, 2025). https://www.mining.com/critical-metals-ucore-ink-ten-year-offtake-deal-to- supply-heavy-rare-earths-to-us-plant/

9 Energy Fuels Successfully Produces First Kilogram of 99.9 % Purity Dysprosium Oxide at its White Mesa Mill in Utah: on Track to Commence Terbium Production in Q4 2025 - Energy Fuels Inc. Investor News Release (August 21, 2025). https://investors.energyfuels.com/2025-08-21-Energy-Fuels- Successfully-Produces-First-Kilogram-of-99-9-Purity-Dysprosium-Oxide-at-its-White-Mesa- Mill-in-Utah-on-Track-to-Commence-Terbium-Production-in-Q4-2025

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with around 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland
Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to the interest in US- based prospective assets acquired by the Company (more particularly described above), including the potential for additional acquisitions and the potential for exploration and option exercises, the potential for future political and economic trends to persist or intensify in a manner which is favourable to the Company's prospects, and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties or the exercise of purchase options on the Companies newly leased United States prospects; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.